Exhibit (a)(5)(iii)

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:
Guillermo Zuzenberg
Quilmes Industrial S.A. (Quinsa)
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL S.A. (QUINSA) ANNOUNCES FILING OF
AMENDED SCHEDULE 13E-3 DISCLOSURE

Luxembourg, January 31, 2008 – Quilmes Industrial Société Anonyme (“Quinsa”) announced today that it has filed amendments to its Schedule 13E-3 and Schedule 14D-9, each relating to the tender offer by Companhia de Bebidas das Américas – AmBev (“AmBev”) for outstanding Quinsa shares not owned by AmBev or its subsidiaries, with the U.S. Securities and Exchange Commission (the “SEC”) to supplement the disclosure in each schedule.

All of these documents are available at http://www.sec.gov and http://www.quinsa.com and may be obtained free of charge at the registered office of Quinsa in Luxembourg at the address referred to above.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Argentina since 1993 through Brahma.

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